EXHIBIT 99.1

For Immediate Release	Date: August 26, 2019
19-23-TR

Teck Reports Electrical Equipment Failure at Trail Operations

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today reported an electrical equipment failure on August 25, 2019, at the Trail Operations zinc refinery in Trail, British Columbia, Canada. The equipment failure affected one of four rectifiers used in the zinc refinery. There were no injuries or environmental impacts related to the failure.

Repairs are expected to take up to 20 weeks at an estimated cost of $5 – $10 million. During this time, refined zinc metal production at Trail will be limited to three of the four cell houses. As a result, production capacity during this time will be reduced by approximately 25%, resulting in an estimated production loss of 20,000 – 30,000 tonnes.

Cautionary Statement on Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" "might" or "will" be taken, occur or achieved. Forward-looking statements include statements regarding Teck's expectations regarding zinc production and timing and cost of repairs of the rectifier.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unforeseen technical issues, unplanned delays in repairs or delays in receiving parts and supplies, natural disaster, changes in general economic conditions or conditions in the markets for zinc, labour disruptions, and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in

Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com